List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 31 January 2009

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (07 January 2009)
Announcement
Company notified of transactions in respect of the Diageo Share Incentive Plan and Messrs Walsh, Rose and those persons discharging managerial responsibility inform the Company of their interests therein.
Dr Humer, Messrs Blazquez and Stitzer inform the Company of their beneficial interests.
(12 January 2009)

Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (21 January 2009)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (23 January 2009)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (30 January 2009)
Announcement Company announces total voting rights. (30 January 2009)

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Diageo plc

(Translation of registrant's name into English)

8 Henrietta Place, London W1G 0NB

(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒                      Form 40-F ☐

indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 _______

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date 04 February 2009	By:	/s/ S Arsenić
Name: S Arsenić
Title: Assistant Company Secretary

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:09 07-Jan-09
Number	91406-7928

TO:      Regulatory Information Service

         PR Newswire

RE:      PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the 'Company') announces that today, it released from treasury 7,016 Ordinary shares of 28 101/108 pence each ('Ordinary Shares'), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 254,368,025 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,499,480,946.

7 January 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	14:59 12-Jan-09
Number	91458-273B

TO:      Regulatory Information Service

         PR Newswire

RE:      PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the 'Company') announces that:

1. it received notification on 12 January 2009 of the following allocations of ordinary shares of 28 101/108 pence each in the Company ('Ordinary Shares' under the Diageo Share Incentive Plan (the 'Plan'), namely:

(i) the following directors of the Company were allocated Ordinary Shares on 12 January 2009 under the Plan, by Diageo Share Ownership Trustees Limited (the 'Trustee'):

Name of Director	Number of Ordinary Shares

N C Rose	21

P S Walsh	21

(ii) the following 'Persons Discharging Managerial Responsibilities' ('PDMR')
were allocated Ordinary Shares on 12 January 2009 under the Plan, by the
Trustee:

Name of PDMR	Number of Ordinary Shares

N Blazquez	19

S Fletcher	21

D Gosnell	21

J Grover	21

A Morgan	21

G Williams	21

I Wright	21

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ('Sharepurchase') and those awarded to the employee by the Company ('Sharematch') on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £9.39.

The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

2. it received notification on 12 January 2009 from Dr F B Humer, a director of the Company, that he has purchased 847 Ordinary Shares on 12 January 2009 under an arrangement with the Company, whereby he has agreed to use an amount of £8,000 each month, net of tax, from his director's fees to purchase Ordinary Shares. Dr F B Humer has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £9.39.

3. it received notification on 12 January 2009 from Mr H T Stitzer, a director of the Company, that he has purchased 106 Ordinary Shares on 12 January 2009 under an arrangement with the Company, whereby he has agreed to use an amount of £1,000 each month, net of tax, from his director's fees to purchase Ordinary Shares.

The Ordinary Shares were purchased at a price per share of £9.39.

4. it received notification on 12 January 2009, that Mr N Blazquez, a PDMR, had on 12 January 2009 received Ordinary Shares upon the exercise of options under the Diageo UK Sharesave Scheme 2000, as follows:

Name of PDMR	Grant date	Option Price	No. of Ordinary Shares

N Blazquez	6 November 2003	£5.20	609

As a result of the above transactions, interests of directors and PDMRs in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

Dr F B Humer	8,585

N C Rose	446,159

H T Stitzer	6,099

P S Walsh	719,764

Name of PDMR	Number of Ordinary Shares

N Blazquez	43,186

S Fletcher	151,923

D Gosnell	59,377

J Grover	149,525

A Morgan	176,631

G Williams	243,688 (of which 5,916 are held in the form of ADS*)

I Wright	29,998

P D Tunnacliffe

Company Secretary

12 January 2009

*1 ADS is the equivalent of 4 Ordinary Shares.

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:28 21-Jan-09
Number	91426-3095

TO:      Regulatory Information Service

         PR Newswire

RE:      PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the 'Company') announces that today, it released from treasury 4,948 Ordinary shares of 28 101/108 pence each ('Ordinary Shares'), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 254,363,077 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,499,485,894.

21 January 2009

END

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	12:18 23-Jan-09
Number	91216-5760

TO:      Regulatory Information Service

         PR Newswire

RE:      PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the 'Company') announces that today, it released from treasury 815 Ordinary shares of 28 101/108 pence each ('Ordinary Shares'), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 254,362,262 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,499,486,709.

23 January 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Total Voting Rights
Released	15:25 30-Jan-09
Number	91524-7627

TO:      Regulatory Information Service

         PR Newswire

RE:      Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules Diageo plc (the 'Company') would like to notify the market of the following:

The Company's issued capital consists of 2,753,848,971 ordinary shares of 28 101/108 pence each ('Ordinary Shares') with voting rights, which includes 254,360,653 Ordinary Shares held in Treasury.

Therefore, the total number of voting rights in the Company is 2,499,488,318 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

30 January 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:26 30-Jan-09
Number	91521-4186

TO:      Regulatory Information Service

         PR Newswire

RE:      PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the 'Company') announces that today, it released from treasury 1,609 Ordinary shares of 28 101/108 pence each ('Ordinary Shares'), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 254,360,653 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,499,488,318.

30 January 2009

END